UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                             3D Systems Corporation
                             ----------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    88554D205
                                 --------------
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                                 (212) 977-6900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                          New York, New York 10036-6710
                                 (212) 336-2000

                                 August 31, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 3 pages)

CUSIP No. 88554D205                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Clark Estates, Inc.
      13-5524538
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     2,223,157
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,223,157
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,223,157
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.13%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               (Page 2 of 3 pages)

                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D

            This Amendment No. 6 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of Amendment No. 5 to Schedule 13D by the Reporting Person on June 13, 2006. The items identified below, or the particular paragraphs of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D or the amendments thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) The 2,223,157 shares of Common Stock beneficially owned by the Reporting Person as of August 31, 2006 (294,696 of which represent the shares of Common Stock into which the Debenture is convertible as of such date) constitute approximately 12.13% of the outstanding shares of Common Stock, computed in accordance with the provisions of SEC Rule 13d-3(d)(1) (based upon an aggregate of 18,326,170 outstanding shares of Common Stock as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, the 294,696 shares of Common Stock into which the Debenture is convertible as of such date).

            (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose of or direct the disposition of the Debenture and the shares of Common Stock issuable upon conversion of the Debenture.

            (c) As of August 31, 2006, the Reporting Person purchased from the Issuer in the open market 154,449 shares of Common Stock of the Issuer. Except as described above, neither the Reporting Person, nor to the best knowledge of the Reporting Person any of its directors or executive officers, has effected any other transactions with respect to the Common Stock during the past 60 days.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2006                             THE CLARK ESTATES, INC.


                                                     By: /s/ Kevin S. Moore
                                                         -----------------------
                                                         Name:  Kevin S. Moore
                                                         Title: President


                               (Page 3 of 3 pages)